Filing under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Filing by: Source Capital

Subject Company: 180 Degree Capital Corp.

SEC File No. of 180 Degree Capital Corp.: 811-07074

January 24, 2025

Board of Directors

c/o 180 Degree Capital Corp.

7 N. Willow Street, Suite 4B

Montclair, NJ 07042

Re: Non-Binding Proposal - 180 Degree Capital Shareholders to Receive 101% of Net Asset Value

To the Board of Directors of 180 Degree Capital Corp.:

Source Capital (NYSE: SOR), a closed-end fund (“Source”), is interested in discussing a potential merger with 180 Degree Capital Corp. (NASDAQ: TURN) (“TURN”).  First Pacific Advisors, LP (“FPA”), is the adviser to Source and is a registered investment adviser. FPA currently manages $27 billion, which includes $350 million1 related to its management of Source. FPA has a long history of investment excellence - of the 150 largest mutual fund families in the United States, Morningstar recently ranked FPA #2 in terms of “Average Morningstar Rating.”2

We propose that TURN merge into Source in an all-stock transaction valuing TURN at 101% of net asset value per share (“NAV”).3

The benefits of Source’s offer are the following:4

•	TURN shareholders to receive in excess of NAV.
•	Reduced discount to NAV: Source has recently traded at a discount to NAV of approximately ~1-4%. In addition, Source has various initiatives[5] in place intended to reduce the likelihood it will trade at >10% discount to NAV for a prolonged period. These initiatives have been successful since implemented as evidenced by Source’s average annual discount remaining under 10% since March 2021.

1 As of 1/24/25

2 https://www.morningstar.com/lp/fund-family-150 (October 15, 2024)

3 Subject to certain pre-closing adjustments and conditions, including, but not limited to, liquidation of substantially all securities. The intent is that 1% of the transaction consideration will be borne by FPA.

4 All figures as of 1/22/25 unless otherwise specified

5 Source press release issued 1/16/25 and available at fpa.com

•	Larger market cap and improved liquidity: Source and TURN would have an estimated market capitalization of approximately $390 million versus TURN’s current market capitalization of approximately $38 million.[6]
•	Reduced total expenses and management fees: Source currently has an expense ratio of less than 1% (0.93%). TURN has an expense ratio of 8.3%, which is 8.9 times greater. Source’s management fee is 0.675% while TURN’s “salaries, bonus and benefits”, is approximately 4.9%, 7.2 times greater.[7]
•	Attractive income: SOR pays a distribution rate equal to ~5.9% per annum while TURN does not distribute any income.
•	Potentially improved performance: SOR is rated 5-stars by Morningstar[8] (its highest rating) and has increased NAV >8% per annum (>50% cumulatively) over the past five years. TURN has lost more than 51% of NAV over the same period.

The foregoing indicative terms are based solely on our review of publicly available information and are subject to completion of due diligence, approval by Source’s Board of Trustees and execution of definitive documentation acceptable to Source, and we reserve the right to withdraw this proposal or modify it in any manner at any time.  Following the review of additional information pursuant to a mutually acceptable nondisclosure agreement, we expect that we would complete our work, including the negotiation of definitive documentation, expeditiously.  We have engaged an experienced team of advisors, including Akin Gump Strauss Hauer & Feld LLP as legal counsel, and are prepared to commence work with respect to this proposed transaction immediately.

We are excited about the potential merger and are interested in working constructively with the Board of Directors with the goal of reaching agreement on a transaction that will provide all stakeholders with value, speed and certainty.  We hope that the Board will work with us to maximize value and opportunities for all stockholders and other stakeholders, and we look forward to receiving a response to this non-binding proposal promptly.

Sincerely,

Ryan Leggio

Partner – FPA

VP Strategy - Source Capital

6 As of 1/24/25

7 2024 SOR semi-annual report and 2024 TURN semi-annual report

8 As of 12/31/24

Forward-Looking Statements

Certain statements contained in this letter are forward-looking and/or based on current expectations, projections, and information currently available. Future events or results may vary significantly from those expressed and are subject to change at any time in response to changing circumstances and industry developments. The information and data contained herein has been prepared from public sources believed reliable. We disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information and Where to Find it

If the proposed transaction is fully negotiated in a mutually acceptable form, Source intends to file with the SEC on Form N-14 and mail to TURN’s shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”), which would serve as a proxy statement for TURN and a registration statement for Source. The Joint Proxy Statement would contain important information about Source, TURN, the merger and related matters. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. IF THE TRANSACTION PROCEEDS, SHAREHOLDERS OF TURN ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN OR IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOURCE, TURN, THE MERGE AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or by directing a request to:

C/O UMB FUND SERVICES, INC.

235 WEST GALENA STREET

MILWAUKEE, WISCONSIN 53212

Participation in the Solicitation

Source, its trustees, certain of its executive officers and certain employees and officers of FPA may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about Source, its trustees, certain of its executive officers and certain employees and officers of FPA will, if an agreement is reached, be set forth in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above. None of Source, FPA, nor to FPA’s knowledge, any of their respective officers, directors or trustees, owns any securities of TURN. Information regarding Source Capital’s officers and trustees is available in the Section entitled “Proposal 1—Election of the Board” in Source’s Definitive Proxy Statement

on Schedule 14A, filed with the Securities and Exchange Commission on April 19, 2024. Information regarding FPA and its officers and directors is available in Schedule A to its Form ADV Part 1A.

Morningstar Ratings

The Morningstar RatingTM for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Source Capital was rated against the following numbers of funds in the Morningstar Moderate Allocation Category over the following time periods: 6 funds in the last three years, 6 funds in the last five years, and 6 funds in the last ten years. Past performance is no guarantee of future results.